Exhibit 2

22 January 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 22 January 2015 it purchased 129,459 of its ordinary shares at a price of 1455.0015 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 9,756,019 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,315,991,705 (excluding shares to be held in treasury).